Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Saia, Inc.:
We consent to the use of our reports dated March 5, 2009, with respect to the consolidated balance sheets of Saia, Inc. and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2008, and the effectiveness of internal control over financial reporting as of December 31, 2008, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus. Our report with respect to the consolidated financial statements refers to the adoption by the Company of Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes, in 2007.
/s/ KPMG LLP
Atlanta, Georgia
January 13, 2010